UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number 001-33362
eTelecare Global Solutions, Inc.
(Translation of registrant’s name into English)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑  Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐  No  ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ETELECARE GLOBAL SOLUTIONS, INC.
Form 6-K

Page
Other Events	3
Signature	4
Exhibit 99.1 — Form 17-A as filed with the Philippine Securities and Exchange Commission	5
EX-99.1

Other Events
On March 16, 2009, eTelecare Global Solutions, Inc. (the “Company”) filed the Company’s Annual Report on Form 17-A with the Philippine Securities and Exchange Commission, a copy of which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eTelecare Global Solutions, Inc. (Registrant)
Date: March 19, 2009	By	/s/ Dave M. Gomez
		Name:	Dave M. Gomez
		Title:	Chief Legal Officer

4